NEWS RELEASE
TSX - NOC
February 14, 2007	NR:07-04

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Northern Peru Announces C$23.8 million Financing

Vancouver, British Columbia – Northern Peru Copper Corp. is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Salman Partners Inc. and Canaccord Capital Corporation under which the underwriters have agreed to buy 3,300,000 common shares from NOC at an issue price of $6.60 per common share, representing an aggregate offering of $21,780,000.  A further 300,000 shares will be offered through a private placement on the same terms as those above for a consideration of $1,980,000.  A 6% finders fee will be payable in respect of the private placement.  Shares issued under the private placement will have a four month hold period.  The foregoing is subject to regulatory approval.

The proceeds from the financing will be used to fund a bankable feasibility study on the Company’s Galeno copper/gold/silver/molybdenum project, to acquire surface rights for plant and tailings facilities, to fund the ongoing exploration programs at Galeno and the adjoining Hilorico gold deposit and for working capital.  The bankable feasibility study will include a 20,500 meter infill drill program, metallurgical testing and engineering, social and environmental studies.  The study is expected to be completed in early 2008.

The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the offering, exercisable at the issue price.  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution.  Closing of both financings is expected on or about March 8, 2007.

The underwritten Offering is being made in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Marshall Koval”	dstrang@northernperu.com
tel: + 604 687 0407
Marshall Koval, CEO & President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts that address future production or resource potential, exploration drilling, exploitation activities and events or developments that Northern Peru expects to occur, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include fluctuations in commodity prices, exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this [website or press release or relevant disclosure document], such as “measured resources”, “indicated resources”, and “inferred resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form File No. 20F, which may be secured from us, or from the SEC’s website at

http://www.sec.gov/edgar.shtml.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@northernperu.com      www.northernperu.com     T: 604 687 0407    F: 604 687 7041